UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2009.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  April 27, 2009                      /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                      APRIL 27, 2009

                          NEWS RELEASE APRIL 27, 2009

           ROCHESTER COMPLETES GEOLOGICAL REVIEW OF MINA REAL PROPERTY

VANCOUVER,  CANADA - ROCHESTER  RESOURCES LTD. (TSX-V:  RCT; OTC: RCTFF AND FSE:
R5I): reports that it has received the results of an extensive review of the geology, structural setting and mineralization of the Mina Real District, Nayarit State, Mexico. The review was carried out by Dr. Tony Starling, principal of Telluris Consulting Ltd. ("Telluris") of the United Kingdom, and was reported to Dr. Alfredo Parra, the Company's Qualified Person. Telluris is a geological consultancy established in 1993 that specializes in the application of structural and alteration studies to mineral deposits. Dr. Starling has 19 years experience in Mexico and has been instrumental in the discovery of several new ore bodies throughout Mexico. Specifically, he has applied his distinguished mesothermal /orogenic gold systems studies to discoveries in districts such as Charcas, San Martin and Taxco.

The report summarizes the preliminary conclusions of a 12 day field visit to the Mina Real mine and project area in December 2008 on behalf of Rochester Resources Ltd. The review and fieldwork at Mina Real carried out by Telluris concentrated on viewing available underground workings and accessible surface outcrops. Telluris was engaged to achieve a better understanding of structural controls on mineralization at the Mina Real Property, and to assist in identifying potential target areas for the Company's upcoming exploration and drill programs.

The principal conclusions were:

     -   There are three main deformation events evident in the district;
     - The exposed mineralization appears to represent the uppermost levels of an intermediate sulphidation epithermal system that has potential to be expanded at both depth and along strike;
     - The mineralization may have undergone both hydrothermal and structural telescoping so that different stages of mineralization may be present at the current topographic level;
     - Within the main structures there is a strong control by early to syn-mineralization andesite dykes whose margins have been preferentially sheared. The same structures are also intruded by late- to post-mineral basalt dykes that are magnetic, relatively fresh and may provide a geophysical target;
     - There may be an association with rhyolitic flow domes and the belief is that this area is a good analogue with the Bolanos district (Jalisco).

Eduardo Luna, President and CEO states, "While more work is required, we have been encouraged that all studies confirm the high potential of the district and definitely justify the continued investment of additional resources in building a comprehensive knowledge base of the area while simultaneously developing the area's mineral resources."

Dr. Parra is a Qualified Person as defined by National Instrument 43-101 and has reviewed the technical information contained in this news release.

April 27, 2009
Page 2





ON BEHALF OF THE BOARD                       INVESTOR INFORMATION CONTACT:

/s/ EDUARDO LUNA                             Empire Communications Inc.
-------------------------------              Tel:  604-484-0066
Eduardo Luna, President and CEO              Skype: empireir
                                             Email: info@rochesterresources.com
                                             Website: www.rochesterresources.com

ABOUT ROCHESTER RESOURCES LTD.:

Rochester represents a pure-play in the exploration and development of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits. Current production generates growing cash flow and helps fund our ongoing exploration and development with minimum share dilution.

Rochester is well positioned to advance its Projects and can very quickly become a significant player in Mexico. Rochester has a strong senior management team based in Mexico, a workforce in place to advance its projects through to mine development, and strong financial backing to implement and advance our work programs.


FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.